UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

QuantumScape Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Dawnae Dodds

Chief Compliance Officer

Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, CA 94301

(650) 331-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V 109	Schedule 13D	Page 2 of 10 Pages

(1)	Names of reporting persons Capricorn-Libra Investment Group, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,950,675 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,950,675 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 16,950,675 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 7.6% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): PN

(1)       Consists of: (i) 2,927,838 shares of Class A Common Stock held directly by Capricorn-Libra Investment Group, LP (“Capricorn-Libra”); and (ii) 14,022,837 shares of Class A Common Stock issuable upon conversion of 14,022,837 shares of Class B Common Stock held directly by Capricorn-Libra. Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 207,769,091 shares of Class A Common Stock outstanding as of December 31, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed on February 16, 2021, adjusted to include shares issuable upon conversion of Class B Common Stock held by Capricorn-Libra. The shares beneficially owned by the Reporting Persons represent 4.7% of the total number of outstanding shares of Common Stock (including 156,224,614 shares of Class B Common Stock outstanding as of December 31, 2020), and 8.1% of the total voting power of the Company’s Common Stock.

CUSIP No. 74767V 109	Schedule 13D	Page 3 of 10 Pages

(1)	Names of reporting persons Capricorn-Libra Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,950,675 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,950,675 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 16,950,675 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 7.6% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): OO

(1)       Consists of: (i) 2,927,838 shares of Class A Common Stock held directly by Capricorn-Libra; and (ii) 14,022,837 shares of Class A Common Stock issuable upon conversion of 14,022,837 shares of Class B Common Stock held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 207,769,091 shares of Class A Common Stock outstanding as of December 31, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed on February 16, 2021, adjusted to include shares issuable upon conversion of Class B Common Stock held by Capricorn-Libra. The shares beneficially owned by the Reporting Persons represent 4.7% of the total number of outstanding shares of Common Stock (including 156,224,614 shares of Class B Common Stock outstanding as of December 31, 2020), and 8.1% of the total voting power of the Company’s Common Stock.

CUSIP No. 74767V 109	Schedule 13D	Page 4 of 10 Pages

(1)	Names of reporting persons Dipender Saluja
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,950,675 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,950,675 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 16,950,675 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 7.6% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): IN

(1)       Consists of: (i) 2,927,838 shares of Class A Common Stock held directly by Capricorn-Libra; and (ii) 14,022,837 shares of Class A Common Stock issuable upon conversion of 14,022,837 shares of Class B Common Stock held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 207,769,091 shares of Class A Common Stock outstanding as of December 31, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed on February 16, 2021, adjusted to include shares issuable upon conversion of Class B Common Stock held by Capricorn-Libra. The shares beneficially owned by the Reporting Persons represent 4.7% of the total number of outstanding shares of Common Stock (including 156,224,614 shares of Class B Common Stock outstanding as of December 31, 2020), and 8.1% of the total voting power of the Company’s Common Stock.

CUSIP No. 74767V 109	Schedule 13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of QuantumScape Corporation, a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 1730 Technology Drive, San Jose, California 95110.

Item 2.	Identity and Background

a)	The persons and entities filing this statement (collectively referred to as the “Reporting Persons”) are:

•	Capricorn-Libra Investment Group, LP (“Capricorn-Libra”)

•	Capricorn-Libra Partners, LLC (“C-L Partners”)

•	Dipender Saluja

b)	The address of the principal place of business of each of the Reporting Persons is c/o Capricorn Investment Group, LLC, 250 University Avenue, Suite 300, Palo Alto, California 94301.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Capricorn-Libra and C-L Partners is organized in Delaware. Mr. Saluja is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Since 2012, Capricorn-Libra invested in multiple series of preferred stock of QuantumScape Corporation, a privately held Delaware corporation (after the Closing (as defined below), “Old QuantumScape”).

On September 2, 2020, Old QuantumScape entered into a business combination agreement (the “Business Combination Agreement”), with the Issuer, which at the time was named Kensington Capital Acquisition Corp., and Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”). The Business Combination Agreement provided for, among other things, (i) the merger of Merger Sub with and into Old QuantumScape, with Old QuantumScape surviving the merger and becoming a wholly-owned direct subsidiary of the Issuer and the security holders of Old QuantumScape becoming security holders of the Issuer (the “Merger”), and (ii) the exchange of all of the outstanding share capital of Old QuantumScape by the stockholders of Old QuantumScape, including the Capricorn-Libra, for Common Stock of the Issuer (together with the Merger, the “Business Combination”). At the closing of the Business Combination (the “Closing”), each outstanding share of Old QuantumScape Class A Common Stock, together with each share of Old QuantumScape preferred stock that was outstanding immediately prior to the Closing and convertible into a share of Old QuantumScape Class A Common Stock pursuant to the provisions of Old QuantumScape’s certificate of incorporation, and each outstanding share of Old QuantumScape Class B Common Stock, together with each share of Old QuantumScape preferred stock that was outstanding immediately prior to the Closing and convertible into a share of Old QuantumScape Class B Common Stock pursuant to the provisions of Old QuantumScape’s certificate of incorporation, was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, as applicable, determined in each case by reference to an “Exchange Ratio,” calculated in accordance with the Business Combination Agreement.

CUSIP No. 74767V 109	Schedule 13D	Page 6 of 10 Pages

The funds used by Capricorn-Libra to acquire the securities described above were obtained from its general and limited partners.

Item 4.	Purpose of Transaction

On November 25, 2020, the Closing occurred and Capricorn-Libra became the beneficial owner of 16,950,675 shares of Common Stock, consisting of 2,927,838 shares of Class A Common Stock and 14,022,837 shares of Class B Common Stock in connection with the Business Combination. Shares of Class B Common Stock will convert into shares of Class A Common Stock, among other events, at Capricorn-Libra’s option or will convert automatically into shares of Class A Common Stock upon a sale to a third party, in each case, on a one-for-one basis.

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 74767V 109	Schedule 13D	Page 7 of 10 Pages

Mr. Saluja, the sole manager of C-L Partners, served on the board of directors of Old QuantumScape prior to the Closing and, following the Closing, Mr. Saluja joined the board of directors of the Issuer. As a director of the Issuer, Mr. Saluja may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

The information set forth in Items 3, 5 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ percentage of beneficial ownership is approximately 7.6% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 207,769,091 shares of Class A Common Stock outstanding as of December 31, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed on February 16, 2021, adjusted to include shares issuable upon conversion of Class B Common Stock held by Capricorn-Libra. The shares beneficially owned by the Reporting Persons represent 4.7% of the total number of outstanding shares of Common Stock (including 156,224,614 shares of Class B Common Stock outstanding as of December 31, 2020), and 8.1% of the total voting power of the Company’s Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Registration Rights and Lock-Up Agreement

On September 2, 2020, the Issuer, Capricorn-Libra and other stockholders of the Issuer entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), which took effect at the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer was obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock held by the holders, including Capricorn-Libra, after the Closing. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders. The Registration Rights and Lock-Up Agreement also provides the holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

CUSIP No. 74767V 109	Schedule 13D	Page 8 of 10 Pages

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the holders, including Capricorn-Libra, to be locked-up for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by Capricorn-Libra will be locked-up for 180 days after the Closing, subject to earlier release if (i) the reported last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

The foregoing description of the Registration Rights and Lock-up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights and Lock-up Agreement, a copy of which is filed herewith as Exhibit B and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Registration Rights and Lock-Up Agreement, dated as of September 2, 2020, by and among the Issuer and the persons named therein (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 3, 2020 (File No. 1-39345) and incorporated herein by reference).

CUSIP No. 74767V 109	Schedule 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 26, 2021

Capricorn-Libra Investment Group, LP

By: Capricorn-Libra Partners, LLC
Its: General Partner

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

/s/ Dipender Saluja
Dipender Saluja

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 74767V 109	Schedule 13D	Page 10 of 10 Pages

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A Common Stock of QuantumScape Corporation is filed on behalf of each of the undersigned.

Date:February 26, 2021

Capricorn-Libra Investment Group, LP

By: Capricorn-Libra Partners, LLC
Its: General Partner

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

/s/ Dipender Saluja
Dipender Saluja